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Exhibit 99.4

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI DEVELOPMENTS ANNOUNCES
2010 RESTATED THIRD QUARTER RESULTS

December 14, 2010, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its restated results for the three and nine-month periods ended September 30, 2010.

Subsequent to the issuance of the unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010 on November 11, 2010, an error was identified that affected the Company's reported results for the three-month period ended September 30, 2010.

The restatement did not have any effect on the net income reported for the year to date September 30, 2010 and the financial position and liquidity of the Company were not impacted. In the three-month period ended September 30, 2010, the Company recorded an impairment recovery relating to loans receivable from Magna Entertainment Corp. ("MEC") of $18.7 million. The $18.7 million should have been retrospectively applied to the three-month period ended June 30, 2010 when the Transferred Assets(1) were first recorded as an adjustment to the purchase price consideration and related allocation to the assets transferred. As a consequence of the error being identified, the unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010 have been restated from amounts previously reported. Net income of $35.0 million for the nine-month period ended September 30, 2010 was not revised as a result of the restatement. However, the net loss for the three-month period ended September 30, 2010 was $10.5 million in comparison to net income of $8.2 million previously reported. The detailed description of the restatement and the impact on the unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010 are described in note 2 to the restated unaudited interim consolidated financial statements.

(1)
On April 30, 2010, certain assets of MEC were transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream ParkTM, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, The Maryland Jockey Club ("MJC") which includes Pimlico Race Course and Laurel Park, AmTote and XpressBet® (the "Transferred Assets"), pursuant to the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan"). Effective July 1, 2010, the Company has joint venture interests with Penn National Gaming, Inc. in MJC's real estate and racing operations and future gaming opportunities at the MJC properties.

The restated third quarter results can be accessed via the instructions contained below under "Other Information".

For further information, please contact Rocco Liscio, Executive Vice-President and Chief Financial Officer of MID, at 905-726-7507.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park™, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.4
MI DEVELOPMENTS ANNOUNCES 2010 RESTATED THIRD QUARTER RESULTS